Cellular Concrete Technologies, Inc.
100 Pacifica Drive, Suite 130
  Irvine, CA 92618

September 10, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Branch Chief

Re:	Cellular Concrete Technologies, Inc.
Form 8-K
Filed July 15, 2013
Form 10-K for Fiscal Year Ended March 31, 2013
Filed July 3, 2013
File No. 000-54612

Ladies and Gentlemen:

        On behalf of the Company, we are responding to comments contained in the Staff letter, dated August 9, 2013 addressed to Mr. Paul Falco, the Company’s President, Secretary and Treasurer, with respect to the Company’s filing of its Form 8-K and Form 10-K for the year ended March 31, 2013.

       The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

 Form 8-K

Entry into a Material Definitive Agreement, page 3

1. Please disclose any material difference between the prior operations of Concrete Cellular Technologies, LLC and your planned operations following the acquisition of the license. If there will be a difference, explain why Cellular Concrete Technologies, LLC decided to separate its business this way; describe Cellular Concrete Technologies, LLC’s conflicts in controlling both businesses. If there is no difference, explain why Cellular Concrete Technologies, LLC decided to transfer its business to Cellular Concrete Technologies, Inc.

Company Response

We have modified the disclosure on page 3 regarding the material difference between the prior operations of Concrete Cellular Technologies, LLC and our planned operations following the acquisition of the license that states “Cellular Concrete Technologies, LLC will continue its current business of research and development of the concrete technologies for licensing and the Company will commercialize (market) and sell the products utilizing the licensed technologies, although the two companies current have the same Chief Executive Officer (CEO) and there could be a conflict of interest (see the risk factors below related to common control conflicts of interest) we intend to operate the Company independent of Cellular Concrete Technologies, LLC (other than the CEO) using our own employees, equipment and facilities for the commercialization activities.”.

Division of Corporate Finance
September 10, 2013

Except for the rights granted under the License Agreement, Licensor retains all rights, title and interest to the Technology and any improvements thereto, although the License includes the Company’s right to utilize such improvements and the Company is controlled by the Licensor we has no rights or contracts with Licensor for new technology developed unrelated to the licensed Technology.”

2. Please clarify whether the employees, equipment and facilities that Cellular Concrete Technologies, LLC used for the activities related to the intellectual property that you will now conduct under the license agreement were or will be acquired by you. Will you need to duplicate the Cellular Concrete Technologies, LLC facilities in order to conduct your business?

Company Response

We have clarified that the Company will be using its own employees, equipment and facilities for commercialization activities.

3. Please tell us, with a view to disclosure, the business activities of Cellular Concrete Technologies, LLC since it entered into the license agreement with you.

Company Response

Cellular Concrete Technologies, LLC has continued its business of researching and developing concrete technology.

Completion of Acquisition or Disposition of Assets, page 3
4. You indicate in the first paragraph on page 3 that you entered into the licensing agreement on July 11, 2013; however, you refer to a March 8, 2011 licensing agreement in the fourth paragraph on page 3. Please clarify.

Company Response

We have corrected the error and the date states “July 11, 2013”.

5. Please clarify your statement regarding the agreement to pay “three percent (2%)” of royalties to the licensor. The number in parentheses does not match the text. Also, reconcile your reference to the “one quarter of three percent (3%)” royalty with section 2.1(f) of exhibit 10.1 which refers to a royalty of one quarter of one percent.

Company Response

We have clarified the statements regarding the percentage the Company has agreed to pay on page 4 and in section 2.1 (f) of exhibit 10.1.

6. Please disclose the amount that you paid for the license.

Company Response

We have added the amount that was paid for the license of page 4.

7. Please ensure that you have consistently disclosed throughout your document the business that you plan to pursue. For example, we note the disclosure on page 3 about licensing the technology “to provide a variety of customized lightweight concrete products” for various industries. However, you also refer in the second paragraph on page 6 to “light concrete aggregate panels and a kit system of pre-fabricated houses or structures.” Likewise, your description of products on page 8 and markets at the bottom of page 11 appears to differ from the information in the first two paragraphs regarding your plan of operations on page 23, and your disclosure on page 24 says that it is unlikely that you will have revenues until you complete an acquisition or merger.

Division of Corporate Finance
September 10, 2013

Company Response

We have consistently disclosed throughout your document the business that the company plans to pursue that states “The license includes the use and licensing of the technology to produce a variety of customized lightweight concrete products for the global housing market which may include lightweight concrete aggregate panels and a “kit system” of pre-fabricated houses or structures on a standard format or custom made basis according to customer blue prints, oil well cementing, flowable fill and the ready mix concrete industries”. We have also removed the disclosure on page 24 that says that it is unlikely that we will have revenues until you complete an acquisition or merger.

8. Please provide us support for your statement in the last sentence of this section that the additional commercialization requirements are “customary.”

Company Response

We have removed the word “customary” from the disclosure.

Cautionary Statement Regarding Forward-Looking Information, page 4

9. We note your reference to risk factors described in other filings. Please tell us the authority on which you rely to refer readers to another filing given that this Form 8-K must include all information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act.

Company Response

We have removed our reference to risk factors described in other filings.

Our Business, page 5

10. We note that you purchased 3,500,000 shares of your common stock from Accelerated Venture Partners and then you granted Accelerated Venture Partners an option to purchase 1,500,000 shares which it immediately exercised. With a view toward clarification of these transactions, tell us the business purpose for the repurchase and nearly immediate sale of securities and how you determined the number of shares to repurchase and sell. Also, tell us why you did not disclose in your Form 10-K filed on July 3, 2013 the failure to file the forms required by Section 16 of the Exchange Act related to these transactions and the transaction in which you issued 22,350,000 shares; see Regulation S-K Item 405 and Form 10-K Item 10.

Company Response

The Company purchased the 3,500,000 shares from Accelerated Venture Partners (AVP) that were issued when the Company was formed in February of 2012 on September 21, 2012 and issued the option to purchase 1,500,000 shares that was immediately exercised on September 24, 2012. The transactions are on two different dates and the business purpose was to have two separate stock transactions as the Company has repurchase right on the option that is related to time and milestones and wanted to make it clear that options were related to the consulting services agreement entered into on September 24, 2012. The Company determined the amount of shares it would purchase base on having 24,850,000 shares outstanding with AVP owning 6% and a total of 11.39% after the option was issued having 26,350,000 shares issued and outstanding.

We did not did disclose in our Form 10-K filed on July 3, 2013 the failure to file the forms required by Section 16 of the Exchange Act related to these transactions and the transaction in which you issued 22,350,000 shares due to a clerical oversight and will be disclosed in our amended year ended March 31, 2013 Form 10-K.

Division of Corporate Finance
September 10, 2013

11. With a view toward balanced disclosure, please tell us the number of other consulting arrangements that Accelerated Venture Partners executed with shell companies it formerly controlled and the extent to which the milestones under those agreements were timely achieved.

Company Response

Accelerated Venture Partners has executed ten consulting agreements with public shell companies it formally controlled and none of the milestones under consulting agreements have been timely achieved. Of the ten consulting services agreements, Accelerated Venture Partners terminated one, one is expired and the company has not elected to terminate the agreement and repurchase the consulting share. Furthermore, the remaining eight companies have either renewed consulting agreements with Accelerated Venture Partners or are under the original consulting agreement.

12. We see that you entered into a license agreement with Cellular Concrete Technologies, LLC, a related party, on July 11, 2013. Please revise your filing to disclose the significant terms of the license agreement. Please also disclose how you accounted for this transaction and the acquisition of the technology.

Company Response

We have revise our filing to disclose the significant terms of the license agreement and how we have accounted for this transaction and the acquisition of the technology.

Overview, page 6

13. Please provide us with copies of the research supporting the data mentioned on pages 6, 7, 11, 12 and 13 in your filing. Clearly mark the material you provide to identify the data you cite in your document.

Company Response

We have removed our references to research supporting and the data described in other filings.

14. Please ensure that the information in your graph on page 7 and in your chart on page 11 is legible.

Company Response

We have removed our references to graph on page 7 and the chart on page 11.

15. With regard to the studies that you cite:

 Please clarify when the studies occurred.

 If you provided any consideration for the studies, please disclose the nature and amount of the consideration.

 If the first chart on page 7 and 11 present the data from the studies you cite, please clarify.

Also, if you are aware of any studies or empirical data regarding the performance of your products that differ from the data that you include in the Form 8-K or that identify any significant disadvantages of your products, please revise your disclosure so that the information you present is balanced.

Division of Corporate Finance
September 10, 2013

Company Response

We have removed our references to any studies and empirical data.

16. Please explain the information presented in the second table on page 7 so that it is understandable to investors; include clarification of the significance of the categories in the first column, the codes in the last column, and disclosure regarding what test result is required for a category to be labeled “superior.” Your disclosure should clarify how the information supports your statements that your proposed product is “reliable, dependable, [and] consistent,” that your product is “unparalleled” and maximizes water/cement ratios, and that your product greatly improves fire resistance. Your disclosure also should clarify when the testing in the last two categories in the table began.

Company Response

We have removed the second table on page 7.

17. Please tell us why you believe you have a reasonable basis to make claims regarding cost-efficiency if you have not yet manufactured and sold your product.

Company Response

The entity that has licensed the Stable Air® technology to the Company has loaned, leased or sold about thirty Stable Air® aerators for beta-testing field trials.  In the process, this entity verified cost-efficiency of the aerators, the foaming chemicals, and certain concrete mix designs with their proprietary Concrete Mix Design Savings Calculator, where cost-efficiency is compared and verified.  For example, the Award-winning Stable Air® Flowable Fill mix design can save customers 15-20% when compared to traditional “2-sack Sand Slurries” (24 PCF, 50-100 PSI).  [Otherwise, we can remove all references to cost-efficiency on the next set of comments]

18. Refer to the last paragraph on page 7 where you refer to testing organized by “Stable Air.” Please revise your disclosure to clarify who Stable Air is. Also, tell us how Stable Air was able to cause the industry to fund testing of the product.

Company Response

The Company has removed this paragraph.

19. Refer to the last sentence on page 7 regarding the “final stages of preparation and organization prior to commercializing” the technology. Please disclose when product development began and clarify the material hurdles that remain until you can sell the product commercially. Also, with a view toward clarification of your disclosure, please tell us whether concrete using the technology you licensed has ever been sold; if so, please tell us when the sales occurred, the amount of the sales, whether sales have been consistent since sales began, and whether sales have ever been profitable.

Company Response

The Company has removed this last sentence.

Products, page 8

20. Please disclose the significance of meeting the requirements of “Chapter 7 of the Uniform Building Code.” Are other chapters relevant to your product?

Division of Corporate Finance
September 10, 2013

Company Response

The Company has removed all references to “Chapter 7 of the Uniform Building Code.”

21. Please disclose the source and availability of raw materials and the names of your principal suppliers. For example, do you produce or purchase the surfactant? In this regard, please reconcile your statement regarding use of a surfactant in the first paragraph on page 9 with your statement in the next paragraph on page 9 about not adding chemicals.

Company Response

Regarding the aerators, they are assembled with normal, off-the-shelf plumbing parts, like brass fittings.  The Company purchases the surfactant from one or more global chemical manufacturers according to the Company’s proprietary formulation.  Stable Air® is itself a concrete “admixture” (chemical additive); and typically, its use minimizes the need for additional admixtures.  The Company has revised the second paragraph to try to avoid this confusion.

Comparative Strength Analysis, page 10

22. Please provide us support for your claims in this section. Ensure that the support clarifies whether you have tested all other cellular products. Also tell us whether the chart on page 11 reflects testing of all other air entrainment products, all lightweight concrete products, and the “precast/pre-stressed” products that you mention on page 13.

Company Response

The Company has removed these claims and the chart on page 11.

Business Model, page 11

23. You state in the third paragraph of this section that “The table below outlines general terms and preliminary policies;” however, the table is missing. Please revise.

Company Response

The Company has removed that sentence.

24. Please disclose the length of the “warranty period” that you provide.

Company Response

The Company has disclosed the one-year length of the warranty period for its new aerators on page 11.

Product Markets, page 11

25. Please tell us why you have provided disclosure on page 12 about Tanzania, Iraq, the estimated annual global new housing starts and the “Global Flowable Fill market” in view of your disclosure in the penultimate paragraph on page 6 that you intend to “focus first in Central and South America.” In addition, please add a risk factor to highlight the risks related to these international sales.

Company Response

The Company has removed the “Central and South America” sentence; also, it has removed the Tanzania, Iraq, etc. sentence.  An international sales risk factor has been added.

Division of Corporate Finance
September 10, 2013

Global Housing, page 12

26. Please clarify the criteria used to determine the winner of the prizes that you mention in the second paragraph, and clarify who determined the winners and any affiliation you have with that person. Also if there were other winners of the prize or you provided consideration to enter the contest or receive the prize, please disclose this information.

Company Response

The Company submitted two entries at the February 2012 World of Concrete (Las Vegas, NV) trade convention for Most Innovative New Products:  its Stable Air aerator; and its flowable fill concrete mix design.  Attendees to that show then submitted ballots for certain entries; and, after the show organizers verified ballots post-show, the Company was awarded two top awards.  However, the Company has now omitted this paragraph.

27. Please clarify the significance of a request for new housing tracts. Does such a request represent a binding agreement? Did the agreements transfer to you as part of your license?

Company Response

Certain governments, including Ecuador, a portion of Uganda, and elsewhere have approached the Company about building lower-cost starter home tracts.  The requests themselves do not represent binding agreements; however, these requests did transfer to the Company as part of the license.

The Ready Mix Concrete Industry, page 13

28. Please update the disclosure in this section regarding industry data. We note that you have included in this section industry data from 1997 and 2007.

Company Response

The Company has removed this industry data.

29. With a view toward clarified disclosure, please tell us who determined that “early results” indicate that the technology could yield “significant cost savings” and when the party made the determination.

Company Response

The Company has removed this sentence.

The Proprietary Technology, page 14

30. Please disclose the duration of the patents.

Company Response

The Company has added the duration of the listed patents and patent applications.

Competition, page 14

31. With a view toward balancing your disclosure in this document and clarifying your competitive position, please tell us whether there are other lightweight structural concrete products that can provide some or all of the advantages relative to normal weight concrete that you say your product can provide.

Division of Corporate Finance
September 10, 2013

Company Response

The Company has added additional potential competition in this section.

Risk Factors, page 14

32. Please disclose the risks of liability if your product does not achieve the performance criteria that you advertise.

Company Response

The Company has added a risk factor for the liability and costs of potential future litigation.

Implications of being an Emerging Growth Company, page 15

33. Please clarify the last sentence of the penultimate paragraph of this risk factor. You say that you have “not taken advantage of these reduced reporting burdens” yet this filing appears to contain several of the elements of reduced disclosure that you mention in the bullet points of this section.

Company Response

We have modified the disclosure on page 15 regarding being an Emerging Growth Company.

Our officers and directors devote limited time to the company’s business, page 17

34. Please expand the disclosure in this risk factor to identify the officer and director that devotes full -time attention given the disclosure on page 26 that Messrs. Falco and Davis work for you and Cellular Concrete Technologies, LLC. Also reconcile the reference to two individuals on page 26 with your disclosure of a sole officer and director on page 27.

Company Response

We have modified the risk factor on page 17 to state “At this time, Paul Falco and Michael Davis our two officers and directors devote approximately thirty hours per week to the Company’s business. Based upon the growth of the business, we would intend to employ additional management and staff. The limited time devoted to the Company’s business could adversely affect the Company’s business operations and prospects for the future. Without full-time devoted management, the Company could be forced to cease operations and investors in our common stock or other securities could lose their entire investment”.

Conflicts of interest between the company and its officer and directors, page 18

35. Please reconcile the disclosure in this risk factor that Mr. Neher is a director of the company with your disclosure in the second paragraph on page 27 that Mr. Neher resigned from your board of directors.

Company Response

We have reconciled the disclosure in the risk factor on page 18.

Going Concern, page 24

36. Please reconcile your disclosure here of total liabilities of “approximately $0”with liabilities of over $6,400 on page F-2.

Division of Corporate Finance
September 10, 2013

Company Response

We have reconciled our disclosure of total the liabilities on page 24.

Liquidity and Capital Resources, page 24

37. Please reconcile the “accrued expenses due to founder” reflected in your balance sheet with your disclosure in your Form 10 that Accelerated Venture Partners will pay all of your expenses without repayment until you complete a business combination.

Company Response

We have reconciled “accrued expenses due to founder” on our balance sheet to state “accrued expenses due to shareholder” as the amount is due to the majority shareholder.

Seasonality, page 24

38. Please tell us how you have ensured the accuracy of the statement you made in this section.

Company Response

The Company has corrected this sentence to reflect the seasonal realities that it has experienced since World of Concrete in February of 2012.

Properties, page 25

39. Please disclose the size of your factory. Also clarify whether you own or lease the property that you describe, and when any material leases expire.

The Company has included a section on factory size and material lease terms.

Security Ownership of Certain Beneficial Owners and Management, page 25

40. Please include rows in the table for the individuals and group mentioned in clauses (i) and (ii) of the first paragraph of this section.

Company Response

We have modified the table on page 25.

Directors and Executive Officers, page 25

41. Please identify who is performing the functions of principal financial officer.

Division of Corporate Finance
September 10, 2013

Company Response

We have disclosed who is performing the functions of principal financial officer.

42. Please revise to clarify that you have provided all information required by Regulation S-K Item 401(e)(1) for the full five-year period mentioned in that Item for each of your directors and executive officers. For each entity named, please identify the nature of its principal business and clarify the executive’s title; also note the last sentence of Regulation S-K Item 401(e)(1). Include clarification of Mr. Falco’s role at Cellular Concrete Technologies, LLC, and disclose here when each executive began in his current roles with the registrant.

Company Response

The Company has added a section to clarify the key information required by said Regulation.

43. Please revise to disclose briefly the specific experience, qualifications, attributes or skills that led to your conclusion that each of your directors should serve as director in light of your business and structure. See Regulation S-K Item 401(e).

Company Response

The Company has added a section to summarize the key attributes of its current Directors.

Executive Compensation, page 26

44. With a view toward disclosure in an appropriate section of your document, please tell us the amounts that your executive officers were paid by Cellular Concrete Technologies, LLC and whether they will continue to receive payments from that entity.

Company Response

The Company has added a section to answer Question/Comment #44.

Certain Relationships and Related Party Transactions, page 27

45. With regard to the license agreement, please provide all disclosure required by Regulation S-K Item 404(c)(1)(ii).

Company Response

We have added the disclosure required by Regulation S-K Item 404(c)(1)(ii).

46. Please ensure that you have described the material terms of your consulting agreement filed as exhibit 10.4 on September 28, 2012. We note for example the participation rights.

Company Response

We have described the material terms of our consulting agreement filed as exhibit 10.4

Market Price of and Dividends on the Registrant’s Common Equity, page 28

47. Please provide the disclosure required by Regulation S-K Item 201(a)(2)(ii).

Division of Corporate Finance
September 10, 2013

Company Response

We have provided the disclosure required by Regulation S-K Item 201(a)(2)(ii).

Recent Sales of Unregistered Securities, page 28

48. Please provide the disclosure required by Regulation S-K Item 701(d) for each transaction.

Company Response

We have provided the information required by Regulation S-K Item 701(d) for each transaction.

49. Please ensure that your information here and throughout your document provides appropriately current information. For example, we note that your disclosure here apparently omits sales given the 26,500,000 outstanding shares mentioned on the facing page of your most recent Form 10-K.

Company Response

We have provided the appropriate current information throughout the document.

Exhibits, page 32

50. Please include a complete exhibit index addressing all exhibits required to be filed by Form 10. Include your complete articles of incorporation reflecting your current name, the agreement reflecting your sale of stock to Cellular Concrete Technologies LLC, your consulting services agreement with Accelerated Venture Partners, the agreement that permits you to repurchase shares from Accelerated Venture Partners, and material leases.

Company Response

We have included all the required exhibits and exhibit index.

51. Note that, except for documents that you file in compliance with Regulation S-K Item 601(b)(2), the exhibits to your registration statement should include all schedules and attachments. Please file the schedules missing from exhibit 10.1.

Company Response

We have included all the required exhibits.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm, page F-1

52. We note that the audit report of your independent registered accounting firm references other auditors for the year ended March 31, 2012. Please revise your filing to provide the report of the other auditors. This comment also relates to your Form 10-K for the fiscal year ended March 31, 2013.

Division of Corporate Finance
September 10, 2013

Company Response

We have included the report from our previous auditor.

Financial Statements, page F-2

53. We see that you indicate that the company is in the development stage. Please revise your filing to provide all of the disclosures required by FASB ASC 915-205-45. This comment also relates to your Form 10-K for the fiscal year ended March 31, 2013.

Company Response

We have modified the disclosures required by FASB ASC 915-205-45.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-6

54. Please revise to disclose how you accounted for the change in control that occurred on September 21, 2012 when Cellular Concrete Technologies, LLC acquired 94% of the company. This comment also relates to your Form 10-K for the fiscal year ended March 31, 2013.

Company Response

This has been disclosed per reference note 3 – related party transactions in the 10-K second paragraph as below:

On September 21, 2012, Cellular Concrete Technologies, LLC. (“Purchaser”) agreed to acquire 23,350,000 shares of the Company’s common stock par value $0.0001 for a price of $0.0001 per share. At the same time, Accelerated Venture Partners, LLC agreed to tender 3,500,000 of their 5,000,000 shares of the Company’s common stock par value $0.0001 for cancellation. Following these transactions, Cellular Concrete Technologies, LLC. owned approximately 94% of the Company’s 24,850,000 issued and outstanding shares of common stock par value $0.0001 and the interest of Accelerated Venture Partners, LLC was reduced to approximately 6% of the total issued and outstanding shares. Simultaneously with the share purchase, Timothy Neher resigned from the Company’s Board of Directors and Paul Falco was simultaneously appointed to the Company’s Board of Directors. Such action represents a change of control of the Company. The Purchaser used its working capital to acquire the Shares. The Purchaser did not borrow any funds to acquire the Shares

Form 10-K for Fiscal Year Ended March 31, 2013

Forward-Looking Statements, page 2

55. Please do not invoke a statutory safe harbor that is not applicable to penny stock issuers.

Company Response

We have amended the 10K to remove statutory safe harbor that is not applicable to penny stock issuers.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page F-10

56. We note your disclosure herein that on December 17, 2012 the Board of Directors dismissed Peter Messineo, CPA, as the company’s registered public accountants and the Board elected Anton & Chia, LLP, as its auditor. Please file the Item 4.01 Form 8-K required by Item 304(a)(1) of Regulation S-K for the change in accountants.

Division of Corporate Finance
September 10, 2013

Company Response

We have filed the Form 8-k regarding our auditor.

Item 9A(T). Controls and Procedures, page 11

Evaluation of Internal Controls and Procedures, page 11

57. We note your disclosure that management’s assessment of internal control over financial reporting is not included due to the transition period established by the SEC for newly public companies. We also note that you included this same disclosure in the Form 10-K for the year ended March 31, 2012. Please explain to us how this complies with the requirements of Item 308 of Regulation S-K.

Company Response

We have modified the Evaluation of Internal Controls and Procedures disclosure on page 11.

Signatures

58. Please indicate below the second paragraph of text required on the Signatures page who signed your Form 10-K in the capacities of principal financial officer, and controller or principal accounting officer. See General Instruction D(2) to Form 10-K. Include the complete text of your Form 10-K in the amendment with revised signatures.

Company Response

We have indicated below the second paragraph of text required on the Signatures page who signed our Form 10-K in the capacities of principal financial officer, and controller or principal accounting officer.

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

  Paul Falco

CELLUAR CONCRETE TECHNOLOGIESHH, INC.

By: Paul Falco
Paul Falco
Chief Executive officer